Exhibit (e)(34)

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers as of December 31, 2006, are as follows:

Name	Age	Position
David J. Barrett*	58	President and Chief Executive Officer
Harry T. Hawks	53	Executive Vice President and Chief Financial Officer
Steven A. Hobbs	48	Executive Vice President, Chief Legal and Development Officer
Terry Mackin	50	Executive Vice President
Philip M. Stolz	59	Senior Vice President

*                    Member of the Board of Directors. See “Election of Directors Proposal” for additional information.

Harry T. Hawks has served as our Executive Vice President and Chief Financial Officer since February 2000 and as our Senior Vice President and Chief Financial Officer from the consummation of the Hearst Transaction on August 29, 1997 until February 2000.  Prior to this time and since August 1994, he served as our Chief Financial Officer and Treasurer.  Mr. Hawks served as Vice President—Finance of Argyle Television Holding, Inc. (a television company unrelated to our present business) from March 1993 until June 1993 and from June 1993 to April 1995 he served as its Chief Financial Officer.  Prior to joining Argyle Television Holding, Inc., Mr. Hawks co-founded Cumberland Capital Corporation, a merchant banking firm, where he served as President and as a Director from 1989 until 1992.

Steven A. Hobbs has served as our Executive Vice President, Chief Legal and Development Officer since December 2005 and served as our Senior Vice President, Chief Legal and Development Officer from January 2004 to December 2005.  Prior to joining the Company, Mr. Hobbs was a partner with the law firm of Clifford Chance US LLP from January 1993 to January 2004, specializing in securities and mergers and acquisitions.  During this period, he held various management positions at that firm, most recently as Americas Mergers & Acquisitions Practice Group Leader and member of the Americas Management Group from September 1999 through February 2003.

Terry Mackin has served as our Executive Vice President since May 1999.  Prior to his appointment as Executive Vice President, Mr. Mackin served as President and Chief Operating Officer of StoryFirst Communications, Inc. from January 1997 to May 1999, where he was responsible for the design and management of several rapidly growing Eastern European media properties, including two television networks, eight radio stations and eight television stations in Russia and the Ukraine.  Prior to joining StoryFirst, Mr. Mackin served as Executive Vice President and Chief Operating Officer of Ellis Communications from July 1994 to September 1996.

Philip M. Stolz has served as our Senior Vice President since December 1998.  Prior to his appointment as Senior Vice President, Mr. Stolz served as President and General Manager of WBAL-TV, our television station in Baltimore, Maryland.  Mr. Stolz joined WBAL-TV in 1991 as Vice President and General Manager.

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